UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission file number 1-8885

The Newhall Land and Farming Company
Employee Savings Plan

The Newhall Land and Farming Company

(a California Limited Partnership)

23823 Valencia Boulevard

Valencia, CA 91355

REQUIRED INFORMATION

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001, Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001, Notes to Financial Statements for the years ended December 31, 2002 and 2001, Schedule of Assets (held at end of year) as of December 31, 2002, Independent Auditors' Report, and Consent of Independent Auditors, are attached and filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Newhall Land and Farming Company Employee Savings Plan

Newhall Management Corporation, Plan Sponsor

June 23, 2003	By:	/S/ Donald L. Kimball
Donald L. Kimball
Vice President and Chief Financial Officer

The Newhall Land and Farming
Company Employee Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2002 and 2001, Supplemental Schedule as of
December 31, 2002 and Independent Auditors’ Report

THE NEWHALL LAND AND FARMING COMPANY
EMPLOYEE SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

Compensation Committee
Board of Directors of Newhall Management Corporation

We have audited the accompanying statements of net assets available for benefits of The Newhall Land and Farming Company Employee Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE

Los Angeles, California
June 11, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Cash and cash equivalents	$11,556	$12,732
Investments (Notes 2 and 4)	12,988,628	13,257,363

NET ASSETS AVAILABLE FOR BENEFITS	$13,000,184	$13,270,095

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Investment income (loss):
Dividend and interest income	$96,410	$119,765
Net depreciation in fair value of investments (Note 4)	(1,246,822)	(634,091)

Net investment loss	(1,150,412)	(514,326)

Contributions:
Participant contributions	796,520	769,667
Employer contributions	368,259	361,604

Total contributions	1,164,779	1,131,271

Total additions	14,367	616,945

DEDUCTIONS—Participant withdrawals	(284,278)	(2,500,567)

DECREASE IN NET ASSETS	(269,911)	(1,883,622)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,270,095	15,153,717

End of year	$13,000,184	$13,270,095

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                                      DESCRIPTION OF THE PLAN

The following description of The Newhall Land and Farming Company Employee Savings Plan (the ”Plan”) is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan covering eligible employees of The Newhall Land and Farming Company and subsidiaries (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee contributions reduce an employee’s currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan.  For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee’s contribution depending upon the employee’s length of service with the Company.  Company contributions are paid in cash.  Company contributions may be suspended if it is deemed appropriate by the Company’s Board of Directors.

Participants select the investment funds in which their contributions are to be invested from the available funds of the Plan.  Company contributions, when made, are invested proportionately in the same funds as the employee contributions.  Individual accounts are maintained for each plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of investment earnings or losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants are fully vested in the Plan upon enrollment; accordingly, there are no forfeitures resulting from participants’ withdrawals.

Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death, or (4) termination of employment.  Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter.  An employee who withdraws any amount of his or her contributions is not permitted to resume participation for 12 months.  Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences.  Distributions and withdrawals are made in cash.

The Plan permits loans to Plan participants secured by the borrowing participant’s interest in the Plan, on such nondiscriminatory terms and conditions as the Plan’s administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Internal Revenue Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code).  Interest repayments are credited proportionately to investment funds based upon current contribution allocations.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance.  All loans must be repaid within five years.  Interest rates on loans are determined from time to time by the Employee Benefit Committee pursuant to written procedures.  The interest rates on loans outstanding at December 31, 2002 ranged from 6.66% to 8.64%.

Contributions by employees are voluntary and are determined as a specified percentage of base compensation, overtime and incentive compensation, excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

The Plan permits eligible rollover contributions from other qualified plans.

In the event of the Plan’s termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant’s individual and employer contribution accounts.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—All investment income is allocated to individual participant accounts.  The Partnership Unit Fund is invested in partnership units in the Company.  Collective investment funds and mutual funds are stated at fair value based on quoted market prices.  The Plan shares in the investment gains and losses of the securities underlying the collective trust investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Loans to participants are stated at their outstanding balances, which approximate fair value.

Plan Expenses—Expenses incurred in the administration of the Plan are borne by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Distributions—Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their vested account balances upon retirement, disability, death or termination of employment.  Amounts allocated to withdrawing participants but not yet paid as of year-end were $11,398 and $0 at December 31, 2002 and 2001, respectively.

3.                                      INCOME TAXES

The Internal Revenue Service (“IRS”) has issued a determination letter, dated September 17, 2002, stating that the Plan constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and that it is exempt from federal income taxes under the provisions of Section 501(a) of the Code.  The Plan has not been amended since receiving the latest IRS determination letter.

4.                                      INVESTMENTS

The fair value of individual investments representing 5% or more of the Plan’s net assets available for benefits as of December 31 is as follows:

	2002	2001

Wells Fargo Bank S&P 500 Index Fund	$3,380,986	$4,672,581
Franklin Balance Sheet Investment Fund	812,423
Wells Fargo Bank Asset Allocation Fund	720,640	1,130,450
Wells Fargo Bank Stable Return Fund	5,120,284	4,339,382

During 2002 and 2001, the Plan’s investments (depreciated) appreciated in value, which include gains and losses on investments bought and sold (realized) and held (unrealized) during the year as follows:

	2002	2001

Mutual funds	$(209,550)	$(49,673)
Collective Investment Funds	(1,017,481)	(689,979)
Partnership Unit Fund	(19,791)	105,561

	$(1,246,822)	$(634,091)

5.                                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trust funds managed by Wells Fargo Bank and certain investments are partnership units of The Newhall Land and Farming Company.  Wells Fargo Bank is the trustee and The Newhall Land and Farming Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

6.                                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

* * * * * *

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

* Wells Fargo Bank	Stable Return Fund—Collective Investment Fund	$5,120,284
* Wells Fargo Bank	S&P 500 Index Fund—Collective Investment Fund	3,380,986
Franklin	Balance Sheet Investment Fund—Mutual Fund	812,423
* Wells Fargo Bank	Asset Allocation Fund—Collective Investment Fund	720,640
Dreyfus	Intermediate Term Income Fund—Mutual Fund	570,903
* Wells Fargo Bank	S&P MidCap Index Fund—Collective Investment Fund	562,966
* Wells Fargo Bank	Outlook 2010 Fund—Mutual Fund	174,438
Dodge & Cox	Dodge & Cox Stock Fund	169,504
* Wells Fargo Bank	Outlook 2020 Fund—Mutual Fund	113,576
* Wells Fargo Bank	Large Company Growth Fund—Mutual Fund	110,574
* Wells Fargo Bank	Small Cap Growth Fund—Mutual Fund	101,050
* Wells Fargo Bank	International Equity Fund—Collective Investment Fund	50,234
* Wells Fargo Bank	Outlook 2030 Fund—Mutual Fund	25,428
* Wells Fargo Bank	Outlook 2040 Fund—Mutual Fund	69
* The Newhall Land and Farming Company	Partnership Unit Fund	522,790
Loans to plan participants	Notes secured by vested interest (maturing 2003 to 2007 at interest rates of 6.66% to 8.64%)	552,763

Total		$12,988,628

* Party-in-interest

THE NEWHALL LAND AND FARMING COMPANY

INDEX TO EXHIBITS

Exhibit Number	Description

23	Independent Auditors’ Consent